FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                        Report of Foreign Private Issuer
                    Pursuant to Rule 13a - 16 or 15d - 16 of
                      the Securities Exchange Act of 1934

                          For the month of July, 2005

                               HSBC Holdings plc

                              42nd Floor, 8 Canada
                        Square, London E14 5HQ, England


(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

                          Form 20-F X Form 40-F ......

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
1934).

                                Yes....... No X


(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ..............)



                  HSBC AND HRH PRINCE ALWALEED IBN TALAL ALSAUD
                  ESTABLISH JOINT VENTURE TO INVEST IN AFRICA

HSBC Holdings plc ('HSBC') and His Royal Highness Prince Alwaleed ibn Talal alsaud ('HRH Prince Alwaleed') have established a 50:50 joint venture to respond to growing investment opportunities in sub-Saharan Africa. Each party will invest up to US$200 million in promising businesses in the region.

HSBC has entered into this agreement through its wholly-owned subsidiary, HSBC Investment Bank Holdings plc. HRH Prince Alwaleed is acting through a company that forms part of his Kingdom Group.

The joint venture will invest in growth companies in a broad variety of sectors across Africa. Investments will be made through a limited liability partnership to be named HSBC Kingdom Africa Investments (Cayman) LP. The partnership and its investments will be managed by a joint venture company and each party will have an equal number of representatives on the Board of that company and its investment committee.

Stephen Green, Group Chief Executive of HSBC Holdings plc, said: "HSBC has a long and successful history of involvement in emerging markets around the world. We are particularly pleased to be a part of this venture which aims to engage in the development of infrastructure and economic activity in Africa. We are excited by the prospect of being able to invest in this region alongside someone of Prince Alwaleed's experience, knowledge and stature, and we look forward to working together."

HRH Prince Alwaleed said: "Africa has enormous potential in multiple economic sectors and is a major priority for me. This joint venture with HSBC will act to build business and trade flows both regionally and globally by jointly using our skills, contacts, organisations and equity."

Notes to editors:

1.   The HSBC Group

     HSBC Holdings plc is headquartered in the UK. The HSBC Group serves over 110 million customers worldwide from over 9,800 offices in 77 countries and territories in Europe, the Asia-Pacific region, the Americas, the Middle East and Africa. With assets of US$1,277 billion at 31 December 2004, HSBC is one of the world's largest banking and financial services organisations. HSBC is marketed worldwide as 'the world's local bank'.

2.   HRH Prince Alwaleed bin Talal's Investments

     HRH Prince Alwaleed is the Chairman of Kingdom 5-KR-143, Ltd. HRH Prince Alwaleed's privately-owned investment arm, Kingdom Holding Company (KHC), was founded in 1980. KHC and HRH Prince Alwaleed have been involved in the creation of a diversified portfolio of strategic stakes in well-known companies around the world, in multiple sectors covering banking, media, telecommunications, technology, construction and real estate, entertainment, upscale fashion, retailing, supermarkets, tourism, hotels and resorts, travel and automotive manufacturing. Significant investments include interests in Citigroup, Four Seasons Hotels & Resorts, the
     George V hotel in Paris, Fairmont Hotels and Resorts, Movenpick Hotels and Resorts, News Corp., Time Warner, Motorola, Apple Computers Inc., Ballast Nedam, Canary Wharf, Disneyland-Paris, Saks Inc., Samba Financial Group, Procter and Gamble, Amazon.com, Four Seasons London, Ford Motor Company, Kodak Corporation, Rotana Video and Audio Visual and Kingdom Center. Investments outside of the Kingdom of Saudi Arabia are held by HRH Prince Alwaleed or by Trusts for the benefit of HRH Prince Alwaleed and his family.



                                    SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                               HSBC Holdings plc

                                                By:
                                                Name:  P A Stafford
                                                Title: Assistant Group Secretary
                                                Date:  05 July 2005